UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-32891

(Check one):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

1st Constitution Bancorp
Full Name of Registrant

Former Name if Applicable

2650 Route 130, P.O. Box 634
Address of Principal Executive Office (Street and Number)

Cranbury, New Jersey 08512
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

1st Constitution Bancorp (the “Company”) could not file its Annual Report on Form 10-K for the period ended December 31, 2007 (“Form 10-K”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period without unreasonable effort or expense in light of the circumstances described below.

On March 14, 2008, the Company filed a Current Report on Form 8-K with the SEC disclosing that (i) the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and the interim financial statements included in the Company’s Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2007 and March 31, 2006, the three- and six-month periods ended June 30, 2007 and June 30, 2006, and the three- and nine-month periods ended September 30, 2007 and September 30, 2006 (collectively, the “Previously Issued Financial Statements”) previously filed with the SEC should no longer be relied upon and (ii) the Previously Issued Financial Statements should be restated because of errors in such financial statements.

The Form 10-K will include the Company’s financial statements for the year ended December 31, 2007 and a restatement of the Previously Issued Financial Statements.  However, due to the extensive time and effort required by management of the Company in its preparation of the financial statements to be included in the Form 10-K and the fact that our independent registered public accounting firm has yet to complete its audit procedures in view of these circumstances, the Company is unable to timely file its Annual Report on Form 10-K.  The Company intends to file the Form 10-K with the SEC as soon as practicable, and will make every effort to file the Form 10-K within the fifteen-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

(Attach extra Sheets if Needed)
PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joseph M. Reardon	609	655-4500
	(Name)	(Area Code)	(Telephone)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

1st Constitution Bancorp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2008	By:	/s/ JOSEPH M. REARDON
Joseph M. Reardon
Senior Vice President and Treasurer

April 1, 2008

1st Constitution Bancorp

Cranbury, New Jersey

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we inform you that we have been furnished a copy of Form 12b-25, to be filed by 1st Constitution Bancorp (the “Company”) on or about April 1, 2008, which contains notification of the Company’s inability to file its Form 10-K by March 31, 2008.  We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have yet to complete our audit and report on the Company’s consolidated financial statements for the year ended December 31, 2007, to be included in its Form 10-K.

Very truly yours,

/s/ Grant Thornton LLP